Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: September 2, 2021

Alex Steel 0:02

If there’s excess power in your car battery you can use it to feed back into the grid or power your home, pretty cool. Now in June, Wallbox agreed to go public and a U.S. SPAC deal that valued the company at one and a half billion dollars. Well, joining us now, Enric Asuncion, CEO of Wallbox Chargers and Bloomberg Ed Ludlow as well Enric thanks so much for joining us. Hey, why did you choose Texas?

Enric Asunción 0:25

So, Texas is, you know, it’s been great working at the city of Arlington, Texas, because energy is an important industry in Texas, there’s a culture of innovation, academics, skilled workers. And you know, we are having an amazing role, all around the US and logistics.

Ed Ludlow 0:50

Hey, what I want to know is what was the offer on the table from the city of Arlington in the state of Texas, what kind of subsidies, did you get in tax breaks?

Enric Asunción 0:59

So, what we have seen, it’s a very agile support from the city, you know, we are moving super fast and we are now selling our own products. In the US, but for the second half of next year, we’ll be selling our bi-directional charger on our fast charger. So we needed to quickly, fast to stop the production on the second part of next year. So what we seen, you know, looking for we’re still finishing the last part of the agreement but, you know, for tax breaks and subsidies in general.

Ed Ludlow 3

So this is a pretty crowded market right there are all kinds of charging companies in the US and Europe, Alex is absolutely right, you guys are kind of more focused on the residential at home charges. My question is how do you sell these things do you partner with the car makers themselves or the working on EVs try and get partnerships so that when I buy an EV, I get one of your charges included, do you guys spend heavily on marketing, how do people actually get to know about your box and choose your technology?

Enric Asunción 2:02

So, we sell through all channels, you know, of course partnerships are critical for us, we partner with some of the most important government factors in the world, and utility companies, this is of our sales but we also have our direct sales through Amazon, through our website, and through installers and distributors, all over the world so we also do partnerships for example, we recently announced a partnership with a company called Sun Power, it’s a leading installer of solar installations in the US. And, you know, we are offering all the installations that use solar possibility to charge the car, or even for power we have the right technology to charge with solar, which is a typical interview been going on. Also, use your cursor button from the home, you know, so when you charge with energy from the front panel support your car, and then at night you power your own with your back. Thank to our chargers.

Alex Steel 2:54

I’m interested into why you decided to IPO, back here in the US when you’re a European company and in so many ways Europe is a lot farther ahead, particularly when it comes to EVs and charging stations than we are in the US.

Enric Asunción 3:07

So we are a global company. We are a truly global company with our presence in 70 countries, China, all day but region, Europe and the US, and we are serving part of the world and partnering with Kensington Capital was key for us because they have respect, with 300 years of experience accumulated between all the members in this SPAC in the automotive industry, the former CEO of Chrysler former CEO of Nieder Cooley, so all these companies are bringing expertise to Wallbox. and you know, we expect to use that, and we’re seeing already benefits from this partnership with them to lower sales in this important market for us which is the US

Ed Ludlow 3:48

And give me some numbers you are going to build this factory in the United States right you have two in Europe, one in Asia. How many charges, will you produce this year, next year when you’re going to see some sort of real meaningful revenue generation?

Enric Asunción 4:03

So, so far we have installed more than 100,000 charges, globally, we expect by the end of this year to beat this number by more than 200,000, and we expect revenues of around $2 billion. We expect these millions of chargers by 2027 so, you know, being mobile, having it doubled by four, which is where 80% of charging habits, and you know also having the solution for charging more and barely charging so you can control the whole spectrum of charging, and the energy management functionalities which is necessary for charging at home. So we believe that with that we are going to be a leading company in all the segments locally, we are meeting company in charge.

Ed Ludlow 4:45

Okay so global company, you’re going to see in your, in Spain, you’re getting involved here in the United States, where do you see the most policies and culture for EVS where progress being made.

Enric Asunción 4:57

Actually it’s, it’s very general most of last year, we saw that electric cars reached the tipping point, you know, what’s rolling faster than I think cars is charging you know firstly constructors are clogged industry and in Europe we were seeing that by 2035. All parcel, will have to be electric. You know, which is very important, but we are seeing also support from countries like the US by 2030 We expect that 50% of car sales are going to be, maybe, so it’s all across the board. Of course, Germany, European countries, France, UK and US are the leading countries,

Alex Steel 5:33

Pushing for these right now. Last question. What’s your biggest input cost right now and how do you see that playing out in the next six to 12 months?

Enric Asunción 5:45

Because for the products. Yeah. Yeah. So, most of the profits come from direct learnings. We have the best gross margins in the space. We actually have for more than 40% Today, of gross margin, which is double what we’re seeing today in the in the store peers. And, you know, that’s why we are building all these factories, you know, we want to have the facility to keep supply, but also keeping these gross margins, which are very well seen by our investors.

Alex Steel 6:14

I thank you very much, it was a sincere pleasure, congratulations on the announcement, Enric Asuncion Wallbox Chargers CEO and Ed Ludlow. Thank you very much as well.

Transcribed by https://otter.ai

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forwardlooking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements.

Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com